ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited





No. PTTEP 1.910/ 120 /2005

Finance Department
Tel. 0-2537-4512/0-2537-4611

April 1, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Participation in Petroleum Block B, Cambodia

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that on April 4, 2005, PTTEP International Limited (PTTEPI), a subsidiary of PTTEP, will sign a Farm-out Agreement for Block B, offshore Cambodia, with Resourceful Petroleum Limited (RPL). PTTEPI will be the Operator with a 40% participation interest and RPL will hold a 60% participation interest.

Block B covers an area of approximately 6,551 square kilometers. The block is located about 250 kilometers off the coast of Cambodia, to the east of the Thai-Cambodian Overlapping Claims Area. A primary geological study indicates natural gas and crude oil potential. The Company plans to conduct a seismic survey and drill an exploration well in the first three years of the exploration period.

Participation will be valid after obtaining approval on the Production Sharing Contract from the Cambodian government.

Yours sincerely,

Maroot Mrigadat
President